Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 direct (212) 259-6570 fax (212) 259-6333 lransom@dl.com
March 21, 2009
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Platinum Underwriters Holdings, Ltd. Preliminary Proxy Statement on Schedule 14A Filed March 10, 2009 File No. 001-31341
Dear Mr. Riedler:
          As U.S. counsel to Platinum Underwriters Holdings, Ltd. (the “Company”), we are providing the following information on behalf of the Company in response to the comment issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter dated March 19, 2009 (the “Comment Letter”) as a result of the Staff’s examination of the above-referenced document (the “Preliminary Proxy Statement”). For ease of reference, the Staff’s comment is set forth below in bold, followed by our response.
Proposal Two — Approval of the Amended and Restated Bye-laws
1.	Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” You have “bundled” various distinct proposed amendments to the Company’s Bye-laws. Each material change requiring shareholder approval should be separately identified, discussed and voted on in the proxy statement.
New York | London multinational partnership | Washington, DC
Albany | Almaty | Beijing | Boston | Brussels | Chicago | Doha | Dubai
Frankfurt | Hong Kong | Houston | Johannesburg (pty ) ltd. | Los Angeles | Milan | Moscow
Paris multinational partnership | Riyadh affiliated office | Rome | San Francisco | Silicon Valley | Warsaw

Mr. Jeffrey Riedler
March 21, 2009

          As described in the Preliminary Proxy Statement, the Company undertook a review of its existing Bye-laws and found them to be deficient in several respects. Among many other issues, the existing Bye-laws are disorganized and lack clarity and order. There are no chapters organizing the 89 sections, making it difficult to find specific provisions. Some topics are dealt with in multiple sections of the Bye-laws. For example, provisions relating to dividends appear in four different sections; there are three sections dealing with shareholder voting and eight sections enumerating the powers of the Board. In light of the foregoing, an amendment and restatement of the existing Bye-laws (the “Amended Bye-laws”) was prepared and included in the Preliminary Proxy Statement for consideration by the Company’s shareholders at the Annual General Meeting of Shareholders to be held on April 29, 2009. The Amended Bye-laws represent a complete rewriting of the Bye-laws, and reflect a comprehensive reorganization and conformance with modern practice. Thus, the proposal is to amend and restate the Bye-laws in their entirety, which in our view constitutes one matter requiring only one proposal.
          Further, if the Company is required to have a separate vote on each of the changes, it will be required to present numerous individual amendments for approval rather than an integrated comprehensive document. This would entail a return to the outdated and disorganized format of the existing Bye-laws. By proposing section-by-section amendments for approval by the shareholders, we would sacrifice the goal of improving the organization and clarity of the Bye-laws.
          The Preliminary Proxy Statement describes 21 changes that are reflected in the Amended Bye-laws. The Staff indicated in a telephone discussion with us yesterday that the Staff would not expect there to be 21 separate proposals in a revised proxy statement because some of the changes are less material than others. However, the Company determined that all 21 changes warranted discussion in the Preliminary Proxy Statement and any attempt to reduce the number of proposals would involve difficult determinations as to the relative materiality of the changes. Even if a reduction could be made, there would still be many proposals. We believe that presenting so many proposals would be unduly burdensome to the shareholders of the Company and may have the effect of reducing shareholder participation in the governance process.
          Attached hereto as Annex A is a letter dated March 21, 2009 from Conyers Dill & Pearman, Bermuda counsel to the Company, which states that Bermuda law permits shareholders of a Bermuda company to consider and approve amended and restated bye-laws in one proposal, and that this is a common practice of Bermuda companies. In support of this statement, we note that in the last three years at least six Bermuda companies included in their proxy statements a single proposal to amend their bye-laws and each proposal encompassed several bye-law changes: Arlington Tankers Ltd. (proxy statement dated April 18, 2006); ASA (Bermuda) Limited (proxy statement dated January 3, 2007); Axis Capital Holdings Limited (proxy statement dated March 28,

Mr. Jeffrey Riedler
March 21, 2009

2007); Tyco International Ltd. (proxy statement dated January 25, 2008); RAM Holdings Ltd. (proxy statement dated March 31, 2008); and Montpelier Re Holdings Ltd. (proxy statement dated April 2, 2008).
          For all of the foregoing reasons, we respectfully request that the Company not be required to revise the Preliminary Proxy Statement as requested by the Staff in the Comment Letter.
          We very much appreciate the Staff’s willingness, as conveyed in our call with the Staff yesterday, to respond to this letter on Monday, March 23. We can be reached at 212-259-6570.
          Attached hereto as Annex B is a letter from the Company dated March 21, 2009 setting forth the acknowledgements referred to by the Staff in the Comment Letter.

Very truly yours,
/s/ Linda E. Ransom
Linda E. Ransom

Attachments
cc:	Ms. Nandini Acharya Division of Corporation Finance Securities and Exchange Commission

Mr. Michael E. Lombardozzi Executive Vice President, General Counsel, Chief Administrative Officer and Secretary Platinum Underwriters Holdings, Ltd.

Annex A
Conyers Dill & Pearman
BARRISTERS & ATTORNEYS
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM 11, BERMUDA
TEL: (441) 295 1422 FAX: (441) 292 4720 EMAIL: BERMUDA@CONYERSDILLANDPEARMAN.COM
WWW.CONYERSDILLANDPEARMAN.COM
March 21, 2009
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Platinum Underwriters Holdings, Ltd. Preliminary Proxy Statement on Schedule 14A Filed March 10, 2009 File No. 001-31341
Dear Mr. Riedler:
          Reference is made to your letter dated March 19, 2009 to Platinum Underwriters Holdings, Ltd. (the “Company”) relating to a comment issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as a result of the Staff’s examination of the above-referenced document (the “Preliminary Proxy Statement”).
          We are Bermuda counsel to the Company and we participated in the preparation of the Amended and Restated Bye-laws of the Company which appear in the Preliminary Proxy Statement and which the shareholders of the Company will be asked to approve at their Annual General Meeting to be held on April 29, 2009. Please be advised that Bermuda law permits shareholders of a Bermuda company to consider and approve amended and restated bye-laws in one proposal. Indeed, when there are many changes reflected in amended and restated bye-laws, as is the case here, it is common practice in Bermuda to present the amended and restated bye-laws as a whole to the shareholders. Further, the Bye-laws of the Company are being amended and restated in part to take advantage of provisions of the Companies Amendment Act 2006 which amended the Bermuda Companies Act 1981 in several respects.

Mr. Jeffrey Riedler
March 21, 2009

          Please do not hesitate to contact Charles Collis of this firm at 441-299-4918 if you need any further information in this regard.

Yours faithfully,
/s/ Conyers Dill & Pearman
Conyers Dill & Pearman

cc:	Ms. Nandini Acharya Division of Corporation Finance Securities and Exchange Commission

Mr. Michael E. Lombardozzi Executive Vice President, General Counsel, Chief Administrative Officer and Secretary Platinum Underwriters Holdings, Ltd.

Annex B
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM08 Bermuda
March 21, 2009
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Platinum Underwriters Holdings, Ltd. Preliminary Proxy Statement on Schedule 14A Filed March 10, 2009 File No. 001-31341
Dear Mr. Riedler:
          The following information is provided by Platinum Underwriters Holdings, Ltd. (the “Company”) as requested by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its letter dated March 19, 2009 relating to the Staff’s examination of the above-referenced document.
          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, Platinum Underwriters Holdings, Ltd.
/s/ Michael E. Lombardozzi
By:	Michael E. Lombardozzi
Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

cc:	Ms. Nandini Acharya Division of Corporation Finance Securities and Exchange Commission